SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                               ANGIODYNAMICS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   03475V 10 1
                                 (CUSIP Number)

                              Scott M. Tayne, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866

                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                October 11, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03475V 10 1

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Howard S. Stern
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,723,115
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,723,115
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,723,115
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of AngioDynamics, Inc. ("AngioDynamics"), a Delaware corporation with its principal executive offices at 603 Queensbury Avenue, Queensbury, New York 12804 .

Item 2. Identity and Background.

      (a) This Schedule 13D is being filed by Howard S. Stern, a natural person.

      (b) Mr. Stern's business address is 717 Main Street, Westbury, New York 11590-5021.

      (c) Mr. Stern's present principal occupation is serving as Chairman of the Board and director of E-Z-EM, Inc. ("E-Z-EM"), a Delaware corporation primarily engaged in developing, manufacturing and marketing diagnostic products used by radiologists and other physicians during image-assisted procedures to detect anatomic abnormalities and disease.

      (d) During the past five years, Mr. Stern has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, Mr. Stern has not been a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f)   Mr. Stern is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      On August 17, 2004, the E-Z-EM board of directors approved the spin-off of AngioDynamics by means of a dividend payable to holders of E-Z-EM common stock. E-Z-EM holds 9,200,000 shares of AngioDynamics Common Stock, all of which will be distributed, pro rata, to the E-Z-EM stockholders in the spin-off. On October 30, 2004, holders of record of E-Z-EM common stock as of 5:00 p.m. New York Time on October 11, 2004, will receive 0.856377 of a share of AngioDynamics Common Stock for each share of E-Z-EM common stock held. Mr. Stern will acquire the shares of AngioDynamics Common Stock described herein in such spin-off transaction. No cash or other consideration is required from any E-Z-EM stockholder, including Mr. Stern, in connection with the dividend.

Item 4. Purpose of Transaction

      As a shareholder of E-Z-EM, Mr. Stern will receive his pro rata share of the dividend of shares of AngioDynamics Common Stock being distributed by E-Z-EM.

      Under a trading plan to be adopted by Mr. Stern pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 ("Rule 10b5-1") following completion of E-Z-EM's distribution of its AngioDynamics Common Stock to its stockholders, Mr. Stern intends to sell monthly over a two-year period, in open market transactions on The Nasdaq Stock Market, shares of AngioDynamics Common Stock in amounts proportionate to his sales of E-Z-EM Common Stock. Based on the numbers of currently outstanding shares of AngioDynamics Common Stock and E-Z-EM Common Stock, approximately 8,500 shares of AngioDynamics Common Stock would be sold each month. Further, Mr. Stern may make gifts of AngioDynamics Common Stock to family members and charitable institutions, in accordance with his past practice of making such gifts of E-Z-EM common stock.

      Additionally, Mr. Stern expects to evaluate on an ongoing basis AngioDynamics' financial condition, business operations and prospects, the market price of the AngioDynamics Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, Mr. Stern reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, Mr. Stern may acquire additional shares of AngioDynamics Common Stock, dispose of additional shares of AngioDynamics Common Stock and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of his positions in the Common Stock. However, Mr. Stern intends to limit his sales of AngioDynamics Common Stock in each of the next two years to no more than 1% of the outstanding shares of AngioDynamics Common Stock, as contemplated in the Internal Revenue Service private letter ruling obtained by E-Z-EM in connection with its spin-off of AngioDynamics. Any such transactions may be effected at any time and, from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended.

      As of the date of filing of this statement, Mr. Stern has no other plan or proposal that relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) As of October 11, 2004, Mr. Stern beneficially owned 2,012,099 shares of E-Z-EM common stock. On October 30, 2004, Mr Stern will receive, and thus is currently deemed to beneficially own, 1,723,115 shares of AngioDynamics Common Stock as part of the distribution of AngioDynamics Common Stock by E-Z-EM to its stockholders, based on a distribution ratio of .856377 of a share of AngioDynamics Common Stock for each outstanding share of E-Z-EM common stock. Such shares represent 15.1% of the 11,442,500 shares of AngioDynamics Common Stock outstanding as of October 11, 2004. These shares do not include the 6,851 shares described in Item 5(c), below, or the shares subject to the options described in Item 6, below.

      (b) Mr. Stern has the sole voting and dispositive rights with respect to the shares of AngioDynamics Common Stock that he will acquire on October 30, 2004, pursuant to the distribution by E-Z-EM.

      (c) On October 15, 2004, Mr. Stern sold an aggregate of 8,000 shares of E-Z-EM common stock in 13 transactions at prices ranging from $17.64 to $18.95 per share under a trading plan adopted pursuant to Rule 10b5-1. The shares were sold in the regular way market on the American Stock Exchange and, accordingly, carried due bills for an aggregate of 6,851 shares of AngioDynamics Common Stock to be received by Mr. Stern in the distribution by E-Z-EM of its AngioDynamics Common Stock.

      During the last sixty days there have been no other transactions in the AngioDynamics Common Stock effected by Mr. Stern.

      (d)   Not Applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      In connection with the initial public offering (the "IPO") of AngioDynamics effected in May 2004, the officers and directors of AngioDynamics, including Mr. Stern, agreed with the underwriters of the IPO that they would not, without the prior written consent of the managing underwriter, directly or indirectly, offer, sell or otherwise dispose of any AngioDynamics Common Stock or any securities that may be converted into or exchanged or exercised for any AngioDynamics Common Stock for a period of 180 days from May 26, 2004.

      Mr. Stern holds options to acquire an aggregate of 86,773 shares of AngioDynamics Common Stock granted under the AngioDynamics 1997 Stock Option Plan. All of the options are exercisable at $4.35 per share. Options for 85,519 shares become exercisable on December 30, 2004 and expire at various dates in 2007 through 2011. The options for the remaining 1,254 shares become exercisable in June 2005 (836 shares) and June 2006 (418 shares) and expire in June 2010 (418 shares) and June 2011 (836 shares).

Item 7. Material to be Filed as Exhibits.

      10.1  Lock Up Agreement

      10.2 Form of Option Agreement under the AngioDynamics 1997 Stock Option Plan.

      10.3  AngioDynamics 1997 Stock Option Plan (incorporated by reference to
            Exhibit 10.2 to the Registration Statement on Form S-1 (Reg. No. 333-113329) of AngioDynamics, Inc.).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: October 21, 2004.


                                                /s/ Howard S. Stern
                                                ------------------------------
                                                HOWARD S. STERN